UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant's Unaudited Results for the Third Quarter Ended October 2, 2009.

EXHIBITS

Exhibit No.	Description
1.1	The Registrant's Unaudited Results for the Third Quarter Ended October 2, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: October 29, 2009	By: /s/ Brett Gladden Brett Gladden Company Secretary

EXHIBIT 99.1

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 2 OCTOBER 2009

Strong financial performance. SiRF integration successfully completed.

Significant progress with new Wi-Fi, GPS and BT/FM products.

London: 29 October, 2009: CSR plc (“CSR”) today reports strong third quarter results:

•	Strong financial performance:
o	Q3 revenue of $210m towards the upper end of guidance; underlying EPS $0.10

•	SiRF integration successfully completed:
o	$35m annualised synergies achieved within 60 days; enlarged group working fully as one company; SiRF GPS business performing well

•	Significant new product progress:
o	Wi-Fi - First mass production order received for CSR9000, BT/FM/Wi-Fi device
- UniFi6000 in mass production
o	GPS - SiRFstarIV, market leading next generation GPS product family, designing-in at Tier 1 customers in multiple segments
o	BT/FM - BC7000, our best-in-class combination device shipping in volume to multiple Tier 1 customers

•	Guidance: Fourth quarter revenue expected to be between $180m and $200m

FINANCIAL HIGHLIGHTS

•	$210m revenue up 86% over Q2 ’09 ($113m); up 2% over Q3 ’08 ($205m)
o	Strong revenues from both Bluetooth, $150.4m, and GPS, $59.5m
•	Gross margin up 4.1% pts to 45.3% - Q2 ’09: 41.2%; Q3 ’08: 44.5%
o	Strong gross margin performance from both Bluetooth and GPS
•	Underlying operating profit $22.2m – Q2 ’09: $4.6m loss; Q3 ’08: $34.3m
•	Operating profit $10.6m – Q2 ’09: $26.3m loss; Q3 ’08: $30.9m
•	Underlying diluted earnings per share $0.10 – Q2 ’09: $0.04 loss; Q3 ’08: $0.21
•	Diluted earnings per share $0.05 – Q2 ’09: $0.22 loss; Q3 ’08: $0.18
•	Strong balance sheet - net cash balance of $396m

Commenting, Joep van Beurden, Chief Executive Officer, said:

"We have delivered strong financial results with revenue towards the upper end of our guidance and a return to profitability. We have also completed the SiRF integration as planned, fully achieving our cost synergy targets. We are very pleased with the deal we did with SiRF. The talent and technology is as good as we expected; they are complementary; and the chemistry between their people and ours means CSR and SiRF are now operating successfully as one fully combined team. Our GPS business, coming from SiRF, has performed well, contributing $59.5m of revenue.

“We have maintained strong design-win momentum in BT, FM, GPS and Wi-Fi. We have received our first mass production orders for CSR9000, our BT/FM/Wi-Fi combination device, from a major customer and expect to begin shipping in volume this quarter, with further design-wins also anticipated, confirming our position as a leader across the Connectivity Centre.

“In GPS, the launches of SiRFstarIVe and SiRFstarIVt have been received with strong interest from our customers. Its micropower SiRFaware and SiRFGeoRecov™ technologies makes it a market leader, offering superior performance. And our latest generation combination Bluetooth and FM part, BC7820, from our BC7000 family, is now shipping to multiple Tier 1 OEMs, with end products incorporating BC7820 already available in retail chains.

“The Connectivity Centre is now widely accepted as the paradigm for our sector. Our current generation of products has confirmed and strengthened our position as the leader in providing differentiated connectivity and location solutions to our customers. The Connectivity Centre is now moving beyond handsets to other areas, including PNDs, automotive and consumer electronics. We have strong traction for our core technologies in all these areas.

”Commercially, we are strengthening our market position. With the success of our recent product launches, we are confident of continuing to grow our market share into the future.”

OUTLOOK

We and our customers remain cautious about overall economic trends, which for example is expressed in shortened order lead-times. We are confident in the growing opportunities that the Connectivity Centre represents, both in handsets and in a wide range of other consumer electronic devices, and in our leadership position within the Connectivity Centre.

We expect revenue in the fourth quarter to be within a range of $180m to $200m.

CSR THIRD QUARTER 2009 RESULTS TABLE

	Q3 2009	Q2 2009	Change Q2 2009 to Q3 2009	Q3 2008	Change Q3 2008 to Q3 2009

Revenue	$209.9m	$112.9m	$97.0m	$205.5m	$4.4m
Gross Margin	45.3%	41.2%	4.1%	44.5%	0.8%
Underlying* R&D expenditure	$46.2m	$33.8m	$12.4m	$36.7m	$9.5m
Underlying* SG&A expenditure	$26.6m	$17.3m	$9.3m	$20.5m	$6.1m
Underlying* operating profit (loss)	$22.2m	($4.6m)	$26.8m	$34.3m	($12.1m)
Operating profit (loss)	$10.6m	($26.3m)	$36.9m	$30.9m	($20.3m)
Underlying* diluted earnings (loss) per share	$0.10	($0.04)	$0.14	$0.21	($0.11)
Diluted earnings (loss) per share	$0.05	($0.22)	$0.27	$0.18	($0.13)
Net cash from operating activities	$7.6m	$24.8m	($17.2m)	$17.4m	($9.8m)
Cash, cash equivalents & treasury deposits and investments	$395.8m	$396.4m	($0.6m)	$226.4m	$169.4m

* Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  Management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Underlying results for Q3 2009 exclude charges in R&D for the amortisation of acquired intangible assets (Q3 2009: $2.4 million; Q2 2009: $1.3 million; Q3 2008: $1.2 million) and share option charges (Q3 2009: $1.6 million; Q2 2009: $2.3 million; Q3 2008: $1.2 million) and in SG&A, amortisation of acquired intangible assets (Q3 2009: $1.0 million; Q2 2009: $nil; Q3 2008: $nil) integration and restructuring charges (Q3 2009: $5.2 million; Q2 2009: $5.9 million; Q3 2008: $nil), acquisition costs (Q3 2009: $nil; Q2 2009: $10.6 million; Q3 2008: $nil) and share option charges (Q3 2009 $1.3 million; Q2 2009: $1.7 million; Q3 2008: $0.9 million). Underlying EPS also excludes the tax effects associated with these items.

AGGREGATED CSR AND SIRF RESULTS TABLE

	Q3 2009	Aggregated Q2 2009	Change Q2 2009 to Q3 2009	Aggregated Q1 2009	Change Q1 2009 to Q3 2009
Revenue	$209.9m	$159.1m	$50.8m	$114.8m	$95.1m
Gross Profit	$95.1m	$70.7m	$24.4m	$49.3m	$45.8m
Gross Margin	45.3%	44.4%	0.9%	42.9%	2.44%
Underlying R&D expenditure	$46.2m	$48.8m	($2.6m)	$48.7m	($2.5m)
Underlying SG&A expenditure	$26.6m	$27.2m	($0.6m)	$27.4m	($0.8m)
Underlying operating profit (loss)	$22.2m	($5.3m)	$27.5m	($26.8m)	$49.0m

The two periods shown as ‘Aggregated’ show the combined CSR and SiRF results in those periods. The aggregated results of CSR and SiRF in Q1 and Q2 2009 may not be comparable as CSR and SIRF operated under differing accounting periods. Allocations of expenses between gross margin, research and development and sales, general and administrative costs may not be consistent between CSR and SiRF and as such, this information may not be comparable or indicative of post acquisition results. SiRF results have also been adjusted to exclude acquisition fees. This is consistent with the CSR’s presentation of underlying results. The Aggregated results for Q2 2009 exclude the week of SiRF trading from 26 June 2009 to 3 July 2009 which is included in the full IFRS results and also any acquisition accounting adjustments that are required to comply with IFRS.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Director of Corporate Finance & IR	Tel: +44 (0) 1223 692 000

US Investors	UK Media
Mozes Communications	FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113
Kristine Mozes	James Melville-Ross
Haya Herbert-Burns

UK Webcast and Analyst and Investor Presentation:

A presentation for analysts and investors will be held today from 9.00am to 1.00pm GMT at UBS, 1 Finsbury Avenue, London, EC2M 2PP. A live video webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am GMT on Thursday 29th October and a full replay will be available to view on demand from approximately 00.01 GMT on the 3rd November 2009.  A partial replay of the financial highlights from the presentation will be available to replay via our website from the afternoon of the 29th October 2009. The presentation will be available on the CSR website from 1.00pm GMT on Thursday 29th October 2009.

A dial-in facility for the live presentation will be available as follows:

UK Toll Free	0800 358 1448
US Toll Free	1866 388 1925
Rest of the world	+44 (0)20 8609 0581

The presentation will be available for audio replay by dialling 0800 358 2189; Access Code: 273502#, or +44 (0)20 8609 0289 (outside of the UK) from 00.01 GMT on the 3rd November 2009 for one week.

US Analyst Day:

For US analysts and investors a repeat of the analyst and investor day will take place in New York on Monday 2nd November from 9.00am to 1.00pm EST at the offices of UBS, 1285 Avenue of the Americas, New York. RSVPs are required to attend this event. To register please contact Kristine Mozes at kristine@mozescomm.com or +1 (781) 652-8875.

OPERATING REVIEW

As reported in our half year results last July, CSR now operates in three business segments: Handsets, Audio & Consumer (which includes headsets, consumer electronic devices and personal computers), and Automotive & Personal Navigation Devices. CSR’s revenue now derives primarily from two sources, the sale of Bluetooth and Bluetooth combination chips and the sale of GPS chips. The GPS revenue during these periods corresponds to the contribution from SiRF. The table below details our revenue by business segment and technology:

	Q3 2009 $ millions	Q2 2009 $ millions	Q3 2009 vs. Q2 2009
Handsets	94.0	85.1	10%
Audio & Consumer	59.8	38.1	57%
Automotive & Personal Navigation Devices	56.1	35.9	56%
Total	209.9	159.1	32%

Bluetooth and Bluetooth combinations	150.4	110.9	36%
GPS	59.5	48.2	23%
Total	209.9	159.1	32%

For the purposes of comparison, all numbers in the operating review aggregate CSR and SiRF for the second quarter.

Handsets

The handset segment continued its rebound during the third quarter. While we still expect overall handset shipments to be lower in 2009 than last year, we now expect this reduction to be around 7%, less than the 9% we estimated at the outset of this year. The Smartphone segment, a key driver of advanced applications, is performing particularly well, and it is likely these applications will progressively cascade into mid-tier handsets. Developing markets, China particularly, are also performing strongly.

Commercially, the highlight of the quarter was receiving our first mass production orders for CSR9000, our BT/FM/WiFi combination device, from a major customer in Japan, and we are now in mass production. We look forward to additional wins with CSR9000 over the coming quarters.

BC7820, a member of our latest generation Bluetooth and FM Rx/Tx BlueCore7000 family is also doing extremely well. There are currently three Tier 1 manufacturers in production with the BC7820, and we expect more OEMs to design the part into their products in the coming months. We see this customer momentum, so soon after initial mass production, as a clear sign of the quality, performance and market-leading functionality of this product.

As a result of this commercial success, we are continuing to gain market share. Revenues for our handset business grew 10% to $94.0m for the quarter, up from $85.1m in the second quarter.

Our product portfolio across the Connectivity Centre has been significantly strengthened with the launch of the SiRFstarIV family. Recent studies indicate it has significantly enhanced sensitivity, performance and tracking accuracy compared with its peers, as well as possessing a host of new innovative features and functions. The SiRFstarIV family is now sampling and is being designed in with multiple Tier 1s.

Our Wi-Fi presence is also strengthening with UniFi6026, which we believe is the smallest embedded Wi-Fi chip in the world, now in mass production and also receiving the WAPI compliance certificate from the Chinese authorities during the quarter. WAPI certification means we will be one of the very few suppliers with a hardware encryption engine that is specifically designed to be compatible with this Wi-Fi standard, significantly increasing our total addressable market and making our product one of the first to be available in the China market. While Wi-Fi penetration is still low in China, we see this market as one with considerable potential.

Audio & Consumer

As expected, market dynamics stabilised during the third quarter in our audio and consumer markets. After suffering severely from supply chain stock overhang earlier in the year, order levels now more evenly reflect end-user demand. Unsurprisingly, overall activity levels are still significantly lower than last year, with customers continuing to be cautious entering the critical Christmas season.

Our market position in these segments continues to be strong. In the headset market, we believe that our market share continues to be 75% - 80%. In gaming, the new PSP Go was launched during the quarter, with BC5120 inside, our leading edge Bluetooth chip for the mobile device market. This is the first time that a portable gaming device has included Bluetooth and we see significant opportunity in this area.

As a consequence of our strong position and the market rebound, revenue growth was particularly strong for the Audio & Consumer division, growing 57% to $59.8m, up from $38.1m in the second quarter.

Looking forward, our customers are increasingly interested in A2DP stereo Bluetooth streaming. We have the market leading products in this area, and during the quarter, we also released the world’s first Bluetooth STK that enables Bluetooth accessories to conform to the “Made for iPod” standard.

One example of the increasing adoption of high-end audio solutions is last quarter’s launch of the new Bluetooth stereo headset from Sennheiser which is CSR enabled. This illustrates a partnership helping to deliver best-in-class high quality audio Bluetooth stereo streaming. More and more headset manufacturers are now endorsing Bluetooth as a high-quality audio transmission mechanism.

We remain very encouraged that Bluetooth technology continues to be adopted in a wider range of applications such as televisions, which we see as a growing market opportunity. We are currently shipping product to a Tier 1 television manufacturer. Within the television peripherals market, we are seeing manufacturers implement Bluetooth for multiple use cases including remote controls, audio streaming and image pushing, clearly demonstrating Bluetooth’s functional diversity.

Automotive & Personal Navigation Devices

Demand rebounded strongly during the quarter as the underlying trend of automotive manufacturers incorporating Bluetooth was combined with the industry having worked through most of its inventory overhang and the impact of “Cash for clunkers” programmes, particularly in the US. This placed significant pressure on the supply chain with considerably reduced lead times, and our revenues grew strongly in this business unit, rising 56% to $56.1m, up from $35.9m in the second quarter.

Our ability to meet the customers’ unpredicted surge in demand has stood us in very good stead and has led to additional design wins.

Longer term we continue to be confident in this sector, as the attach rates of Bluetooth, GPS and Wi-Fi continue to rise, and we are increasing our already very strong market share in this segment.

With our full range of connectivity centre technologies, as well as our SiRFprima and SiRFatlas navigation platforms, we expect to see continued strong growth and design wins. SiRFprima won a new important programme with a leading Japanese electronics manufacturer to supply high-end in-dash navigation for the automotive market, reflecting the quality of this high-end location platform.

During the quarter we worked hard to win back additional automotive customers and many customers have told us that they are encouraged by the merger and the benefits it has provided. As an example, we have won back a significant amount of high-volume business at a leading Asian PND and consumer electronics manufacturer. PND demand continues to be robust, despite concerns earlier in the year that demand would be significantly weaker than 2008.

Integration Benefits

The integration actions are now all complete and have resulted in us taking out over 100 roles from the enlarged group. We have also rationalised and amalgamated a number of offices worldwide, significantly reduced overlapping expenditure and consolidated our R&D roadmaps. The two organizations have been completely combined, and we are operating fully as one integrated company.

Litigation status update

As discussed in CSR’s 4 June 2009 Circular relating to the merger between CSR and SiRF (the “Circular”), intellectual property litigation, including litigation brought without merit by third parties, is commonplace in our industry and poses risks that may materially and adversely affect or disrupt our business, customer relationships, or results of operations. With respect to both existing and future litigation, we will continue to vigorously defend ourselves.

We explained in the SiRF acquisition circular that active SiRF litigation matters would continue after the merger. Accordingly, CSR has become an additional defending party to the patent infringement lawsuit that Broadcom filed against SiRF in May 2008 in the United States District Court for the Central District of California. We have denied such allegations against us and counter-claimed against Broadcom for unfair competition and false advertising after Broadcom added allegations against us for false advertising and unfair competition in an amended complaint. The District Court case is on schedule for a Markman hearing (in which the claims of the patents are construed by the court) in January 2010 and for a jury trial in November 2010.

As litigation is commonplace in the industry, there can be no assurance that third parties, including Broadcom, will not pursue new or additional litigation, including enforcement activities and additional allegations before the courts, International Trade Commission or otherwise.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the merger with SiRF (the ‘merger’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected developments in our product portfolio, expected fourth quarter revenues, expected annualised operating costs savings, the expected future design wins and increase in market share, the expected incorporation of the BlueCore7000 devices in products of OEMs, the expectation of volume shipments for CSR9000, the current expectations and beliefs of management of CSR, and are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: the ability to realise the expected synergies from the merger in the amounts or in the timeframe anticipated, consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; whether CSR’s customers will work through remaining pockets of excess inventory levels or rebuild inventory levels to seasonal norms; declines in average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; CSR’s failure to introduce new products and to implement new technologies on a timely basis; CSR’s failure to anticipate changing customer product requirements; CSR’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; CSR’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that CSR’s subcontractors achieve with respect to CSR’s products; possible errors or failures in the hardware or software components of CSR’s products; CSR’s ability to successfully manage its recent expansion and growth; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in CSR’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Financial Review

Third Quarter ended 2 October 2009

Income Statement

IFRS Disclosure

Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  Management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Revenue

Revenue for Q3 2009 was $209.9 million an increase of $97.0 million from Q2 2009 revenue of $112.9 million (Q3 2008: $205.5 million). Revenue from the SiRF businesses was $59.5 million.

Revenue from our top five customers in the quarter represented 36% of total revenue (Q2 2009: 55%, Q3 2008: 51%). Our largest customer represented 10% of total revenue (Q2 2009: 15%, Q3 2008: 17%). The addition of the SiRF GPS business has significantly reduced the concentration of customers in Q3 2009 compared to previous quarters.

Gross Profit

Gross profit for Q3 2009 was $95.0 million compared with $46.5 million in Q2 2009 (Q3 2008: $91.5 million). Gross margin was 45.3% of revenue, significantly up from 41.2% in Q2 2009 (Q3 2008: 44.5%). Gross margin for the legacy CSR business was 46.2% in the quarter. Gross margin for the legacy SiRF business was 51.2% in the quarter. The acquisition adjustment had a one off 2.3% negative impact on gross margins in the quarter.

Operating Expenses

Underlying operating expenses were $72.9 million in Q3 2009 compared with $51.1 million in Q2 2009 (Q3 2008: $57.2 million). The increase was largely due to the addition of $20.8 million of operating expenses from SiRF.

Unadjusted operating expenses were $84.5 million compared with $72.9 million in Q2 2009 (Q3 2008: $60.6 million) which included non-cash amortisation of acquired intangibles of $3.5 million in Q3 2009 (Q2 2009: $1.3 million, Q3 2008: $1.2 million), stock based compensation expense of $2.9 million (Q2 2009: $4.0 million, Q3 2008: $2.2 million), costs for integration and restructuring of $5.2 million (Q2 2009: $5.9 million) and, in Q2 2009 fees associated with the merger with SiRF of $10.6 million which have been expensed as a result of the early adoption of IFRS 3 (as revised in 2008).

Costs for integration and restructuring in Q3 2009 included $3.5 million of expenses related to a restructuring exercise that was commenced at the end of June 2009, with $4.4 million being held as restructuring provisions and accruals at the quarter end.

Underlying research and development (R&D) expenditure was $46.2 million in Q3 2009, compared with $33.8 million in Q2 2009, an increase of 37% (Q3 2008: $36.7 million).

Underlying selling, general and administrative (SG&A) expenses were $26.6 million for Q3 2009, compared with $17.3 million in Q2 2009 (Q3 2008: $20.5 million).

Share-based payment charges, recorded under IFRS 2 (as amended), were $2.9 million for Q3 2009, representing a decrease of $1.1 million when compared with Q2 2009 charges of $4.0 million (Q3 2008: $2.2 million). The decrease was due to accelerated charges from employee cancellations of SAYE savings contracts in Q2 2009 and a $0.1 million one–off charge associated with replacement options on the acquisition of SiRF, also in Q2 2009.

Operating Result

Underlying operating profit for Q3 2009 was $22.2 million, compared with a loss of $4.6 million in Q2 2009 (Q3 2008: profit of $34.3 million). Operating profit (including the non-underlying operating expense items noted above) was $10.6 million for Q3 2009, compared with a loss of $26.3 million in Q2 2009 (Q3 2008: profit of $30.9 million).

Underlying operating margin was 10.6%, compared with (4.0%) in Q2 2009 (Q3 2008: 16.7%). Operating margin was 5.0% in Q3 2009, compared with (23.3%) in Q2 2009 (Q3 2008: 15.0%).

Finance costs

Finance costs were $0.4 million in Q3 2009, compared with finance income of $1.5 million in Q2 2009 (Q3 2008: costs of $1.3 million), mainly due to exchange loss on non-US dollar cash balances compared to exchange gains in Q2 2009. Interest income was $0.5 million (Q2 2009: $0.6 million, Q3 2008: $1.3 million).

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2009 is set at $1.93 (2008: $1.98).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance. Year to date, we have hedged 75% of our expected 2010 UK sterling denominated operating expenses at an average rate of $1.56.

Earnings

For Q3 2009, profit before taxation was $10.7 million, compared with a loss of $24.3 million for Q2 2009 (Q3 2008: profit of $30.8 million).

Taxation in the quarter was a charge of $2.2 million (Q2 2009: charge of $4.7 million). The effective tax rate for the quarter was 20.1%. The effective tax rate for the nine months year to date was 12.2%.

Underlying earnings per share for Q3 2009 were $0.10 per share, compared with a loss of $0.04 per share for Q2 2009 (Q3 2008: $0.21 earnings per share).

Diluted earnings per share (including the impact of the non-underlying operating expense items noted above) for Q3 2009 were $0.05, compared with a loss of $0.22 in Q2 2009 (Q3 2008: earnings of $0.18).

Balance Sheet and Cash Flow

Cash, cash equivalents and treasury deposits and investments decreased slightly to $395.8 million at 2 October 2009, from $396.4 million at 3 July 2009, a decrease of $0.6 million.

Operating cash flow before movements in working capital was an inflow of $24.8 million in Q3 2009 compared to an outflow of $16.1 million in Q2 2009 (Q3 2008: inflow of $41.2 million), with movements in working capital resulting in a cash outflow of $17.0 million compared to an inflow of $39.3 million in Q2 2009 (Q3 2008: outflow $13.5 million).

Inventory at 2 October 2009 stood at $79.4 million, a 17% increase from the level at 3 July 2009 ($67.8 million). This represents 63 inventory days, (Q2 2009: 93 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry.

Trade receivables increased to $91.9 million as at 2 October 2009, up from $74.0 million at 3 July 2009. Days’ sales outstanding decreased to 38 days (3 July 2009: 42 days) due to good cash collections in all operations.

People

Overall headcount was 1,351 as at 2 October 2009 (Q2 2009: 1,444).

Condensed consolidated income statement
	Note	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue		209,870	112,899	403,322	205,523	554,792	694,865
Cost of sales		(114,865)	(66,365)	(228,662)	(114,006)	(305,911)	(385,037)
		__________	__________	__________	__________	__________	__________
Gross profit		95,005	46,534	174,660	91,517	248,881	309,828
Underlying research and development		(46,238)	(33,843)	(112,220)	(36,681)	(112,896)	(147,964)
Share option charges		(1,633)	(2,263)	(5,357)	(1,240)	(3,231)	(4,785)
Amortisation of acquired intangible assets		(2,449)	(1,339)	(4,987)	(1,199)	(4,219)	(5,418)
Research and development		(50,320)	(37,445)	(122,564)	(39,120)	(120,346)	(158,167)

Underlying selling, general and administrative		(26,616)	(17,260)	(61,335)	(20,547)	(67,626)	(89,034)
Impairment of assets		-	-	-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	-	-	-	-	(978)
Share option charges		(1,254)	(1,719)	(3,967)	(949)	(1,553)	(2,801)
Amortisation of acquired intangible assets		(1,029)	-	(1,029)	-	-	-
Acquisition fees		-	(10,572)	(10,572)	-	-	-
Integration and restructuring		(5,232)	(5,869)	(12,132)	-	-	(14,445)
Selling, general and administrative		(34,131)	(35,420)	(89,035)	(21,496)	(122,097)	(160,176)

Underlying operating profit (loss)		22,151	(4,569)	1,105	34,289	68,359	72,830
Impairment of assets		-	-	-	-	(52,918)	(52,918)
Deferred tax adjustment to goodwill		-	-	-	-	-	(978)
Share option charges		(2,887)	(3,982)	(9,324)	(2,189)	(4,784)	(7,586)
Acquisition fees		-	(10,572)	(10,572)	-	-	-
Integration and restructuring		(5,232)	(5,869)	(12,132)	-	-	(14,445)
Amortisation of acquired intangible assets		(3,478)	(1,339)	(6,016)	(1,199)	(4,219)	(5,418)

Operating profit (loss)		10,554	(26,331)	(36,939)	30,901	6,438	(8,515)

Condensed consolidated income statement (continued)

	Note	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000	$’000	$’000
Investment income		538	581	1,737	1,263	4,830	6,139
Finance costs (net)		(389)	1,463	(933)	(1,325)	(1,906)	(4,075)
		__________	__________	__________	__________	__________	__________
Profit (loss) before tax		10,703	(24,287)	(36,135)	30,839	9,362	(6,451)
Tax		(2,153)	(4,717)	4,401	(7,160)	(10,267)	(488)
		__________	__________	__________	__________	__________	__________
Profit (loss) for the period		8,550	(29,004)	(31,734)	23,679	(905)	(6,939)
		__________	__________	__________	__________	__________	__________

Earnings (loss) per share		$	$	$	$	$	$
Basic	2	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)
Underlying diluted	2	0.10	(0.04)	0.04	0.21	0.42	0.49
Diluted	2	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)

Condensed consolidated statement of comprehensive income

	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Profit(loss) for the period	8,550	(29,004)	(31,734)	23,679	(905)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	3,650	13,627	29,303	(11,508)	(9,767)	(31,677)
Net tax on cash flow hedges in equity	(1,022)	(3,816)	(8,294)	3,222	2,709	8,930
Transferred to income statement in respect of cash flow hedges	(1,075)	(2,642)	(4,755)	1,150	1,303	7,316
Tax on items transferred from equity	301	740	1,331	(322)	(368)	(2,052)
	__________	__________	__________	__________	__________	__________
Total comprehensive income for the period	10,404	(21,095)	(14,149)	16,221	(7,028)	(24,422)
	__________	__________	__________	__________	__________	__________

Condensed consolidated balance sheet

	2 October 2009	3 July 2009	2 January 2009	26 September 2008
	(unaudited)	(reviewed)	(audited)	(unaudited)
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	224,581	224,581	106,322	107,300
Other intangible assets	46,676	48,247	20,797	25,959
Property, plant and equipment	42,038	46,338	48,173	52,894
Deferred tax asset	6,938	9,587	6,481	2,938
	__________	__________	__________	__________
	320,233	328,753	181,773	189,091
	__________	__________	__________	__________
Current assets
Inventory	79,407	67,761	66,201	80,727
Derivative financial instruments	1,771	2,402	-	107
Trade and other receivables	106,754	90,929	81,809	126,568
Treasury deposits and investments	219,686	264,970	81,000	101,000
Cash and cash equivalents	176,074	131,413	180,898	125,403
	__________	__________	__________	__________
	583,692	557,475	409,908	433,805
	__________	__________	__________	__________
Total assets	903,925	886,228	591,681	622,896
	__________	__________	__________	__________
Current liabilities
Trade and other payables	137,721	132,264	62,170	91,124
Current tax liabilities	2,588	2,283	1,648	16,108
Obligations under finance leases	322	332	1,057	2,679
Derivative financial instruments	4,529	8,810	32,062	10,152
Short-term provisions	4,673	3,350	753	17,240
Contingent consideration	7,000	3,500	4,408	2,583
	__________	__________	__________	__________
	156,833	150,539	102,098	139,886
	__________	__________	__________	__________
Net current assets	426,859	406,936	307,810	293,919
	__________	__________	__________	__________
Non-current liabilities
Deferred tax liability	-	-	4,002	1,752
Contingent consideration	-	3,500	16,747	-
Long-term provisions	3,068	1,846	1,795	-
Obligations under finance leases	320	329	293	-
	__________	__________	__________	__________
	3,388	5,675	22,837	1,752
	__________	__________	__________	__________
Total liabilities	160,221	156,214	124,935	141,638
	__________	__________	__________	__________
Net assets	743,704	730,014	466,746	481,258
	__________	__________	__________	__________
Equity
Share capital	317	317	238	237
Share premium account	362,334	361,800	91,448	91,408
Capital redemption reserve	950	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(712)	(3,287)	(25,260)	(9,364)
Share based payment reserve	47,189	44,302	27,864	25,062
Tax reserve	29,624	30,480	35,770	31,195
Retained earnings	282,652	274,102	314,386	320,420
	__________	__________	__________	__________
Total equity	743,704	730,014	466,746	481,258
	__________	__________	__________	__________

Condensed consolidated cash flow statement

		Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	4	7,557	24,805	35,948	17,445	32,310	66,301
		__________	__________	__________	__________	__________	__________
Investing activities
Interest received		989	147	1,972	1,049	4,892	6,187
Sale (purchase) of treasury deposits		45,284	(93,967)	(138,683)	(11,000)	(48,935)	(28,935)
Purchases of property, plant and equipment		(1,473)	(1,975)	(4,828)	(2,360)	(19,521)	(20,232)
Purchases of intangible assets		(1,350)	(1,224)	(2,574)	(1,241)	(3,929)	(2,448)
Acquisition of subsidiaries		(6,726)	64,730	58,004	-	(11,689)	(11,689)
Treasury deposits and investments acquired with subsidiary		-	44,967	44,967
		__________	__________	__________	__________	__________	__________
Net cash from (used in) investing activities		36,724	12,678	(41,142)	(13,552)	(79,182)	(57,117)
		__________	__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		-	(140)	(897)	-	(1,533)	(279)
Purchase of own shares		-	-	-	-	(20,199)	(20,199)
Proceeds on issue of shares		611	608	1,288	123	1,476	1,524
		__________	__________	__________	__________	__________	__________
Net cash from (used in) financing activities		611	468	391	123	(20,256)	(18,954)
		__________	__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		44,892	37,951	(4,803)	4,016	(67,128)	(9,770)

Cash and cash equivalents at beginning of period		131,413	91,905	180,898	122,316	193,311	193,311

Effect of foreign exchange rate changes		(231)	1,557	(21)	(929)	(780)	(2,643)

		__________	__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		176,074	131,413	176,074	125,403	125,403	180,898
		__________	__________	__________	__________	__________	__________

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009, except for those changes highlighted below. This financial information should be read in conjunction with the Group’s consolidated balance sheets as of 2 January 2009 and the related consolidated Income Statement and Cash Flow Statements for the year ended 2 January 2009.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

The financial information for the quarters Q3 2009, Q2 2009 and Q3 2008 along with the nine months ended 2 October 2009 and the nine months ended 26 September 2008 is unaudited

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
Q2 2009	13 weeks	4 April 2009 to 3 July 2009
9 Months 2009	39 weeks	3 January 2009 to 2 October 2009
Q3 2008	13 weeks	28 June 2008 to 26 September 2008
9 Months 2008	39 weeks	29 December 2007 to 26 September 2008
2008	53 weeks	29 December 2007 to 2 January 2009

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The Group has also decided to reclassify share option charges out of the underlying profit measure. Prior periods have been restated accordingly.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and, in accordance with the transitional provisions of IFRS 3(2008), these standards have been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3 (2008) Business Combinations has been:

• to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination; and

• to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2.   Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q3 2009	176,980,880	182,410,823
Q2 2009	133,023,724	137,026,910
9 Months 2009	146,120,607	149,684,182
Q3 2008	128,062,867	130,083,613
9 Months 2008	128,794,112	130,961,596
2008	128,617,601	130,610,753

*Share options are only treated as dilutive where the result after taxation is a profit.

2.	Earnings (loss) per ordinary share (continued)
	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Earnings	$’000	$’000	$’000	$’000	$’000	$’000

Underlying profit (loss) for the period	18,683	(5,938)	5,526	26,731	55,293	64,230
Impairment of assets, net of tax	-	-	-	-	(48,376)	(48,376)
Deferred tax adjustment to goodwill	-	-	-	-	-	(978)
Share option charges	(2,887)	(3,982)	(9,324)	(2,189)	(4,784)	(7,586)
Acquisition fees, net of tax	-	(10,572)	(10,572)	-	-	-
Integration and restructuring	(3,768)	(4,227)	(8,738)	-	-	(10,328)
Deferred tax adjustment on previous acquisitions	-	(2,946)	(2,946)	-	-	-
Amortisation of acquired intangibles	(3,478)	(1,339)	(5,680)	(863)	(3,038)	(3,901)
Profit (loss) for the period	8,550	(29,004)	(31,734)	23,679	(905)	(6,939)
	__________	__________	__________	__________	__________	__________

Earnings (loss) per share	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$	$	$	$	$	$
Basic	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)
Underlying diluted	0.10	(0.04)	0.04	0.21	0.42	0.49
Impairment of assets	-	-	-	-	(0.37)	(0.37)
Deferred tax adjustment to goodwill	-	-	-	-	-	-
Share option charges	(0.01)	(0.03)	(0.06)	(0.02)	(0.03)	(0.06)
Integration and restructuring, net of tax	(0.02)	(0.03)	(0.06)	-	-	(0.08)
Deferred tax adjustment on previous acquisitions	-	(0.02)	(0.02)	-	-	-
Acquisition fees, net of tax	-	(0.08)	(0.08)	-	-	-
Amortisation of intangibles	(0.02)	(0.02)	(0.04)	(0.01)	(0.03)	(0.03)
Diluted	0.05	(0.22)	(0.22)	0.18	(0.01)	(0.05)
	__________	__________	__________	__________	__________	__________

3.	Changes in share capital

456,049 ordinary shares were issued for employee option exercises in Q3 2009. Consideration was $813,845 at a premium of $812,952.

As at 2 October 2009 there were 181,894,611 shares in issue.

4.	Reconciliation of operating profit (loss) to net cash from operating activities
	Q3 2009	Q2 2009	9 Months 2009	Q3 2008	9 Months 2008	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000	$’000	$’000
Operating profit (loss)	10,554	(26,331)	(36,939)	30,901	6,438	(8,515)

Adjustments for:
Amortisation of intangible assets	4,021	1,888	7,690	3,258	11,578	10,468
Depreciation of property, plant and equipment	4,784	4,545	13,787	4,871	14,410	20,135
Impairment of assets	-	-	-	-	52,918	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	-	39	487	58	67	731
Deferred tax adjustment to goodwill	-	-	-	-	-	978
Share option charges	2,888	3,981	9,324	2,189	4,784	7,586
Increase (decrease) in provisions	2,545	(229)	1,216	(96)	169	3,789
	__________	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	24,792	(16,107)	(4,435)	41,181	90,364	88,090

(Increase) decrease in inventories	(11,646)	(4,329)	1,617	11,533	(3,471)	11,055
(Increase) decrease in receivables	(16,268)	2,119	(1,393)	(6,893)	(27,142)	17,253
Increase (decrease) in payables	10,942	41,490	39,676	(18,091)	487	(20,063)
	__________	__________	__________	__________	__________	__________
Cash generated by operations	7,820	23,173	35,465	27,730	60,238	96,335

Foreign tax paid	(221)	(146)	(594)	(329)	(1,050)	(1,290)
Corporation tax paid	-	-	-	(9,820)	(26,915)	(28,738)
Interest paid	(158)	(93)	(910)	-	(283)	(326)
R&D tax credit received	116	1,871	1,987	(136)	320	320
	__________	__________	__________	__________	__________	__________
Net cash from operating activities	7,557	24,805	35,948	17,445	32,310	66,301
	__________	__________	__________	__________	__________	__________
5.	Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc., a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc. at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

The provisional acquisition note is shown below:

	Book value	Provisional fair value adjustments	Provisional fair value
	$’000	$’000	$’000
Financial assets	137,521	(2,349)	135,172
Inventory	8,980	5,843	14,823
Property, plant and equipment	4,364	(1,199)	3,165
Intangible assets	20,307	10,879	31,186
Financial liabilities	(38,750)	222	(38,528)
	__________	__________	__________
	132,422	13,396	145,818
	__________	__________
Provisional goodwill			135,707
			__________
Total consideration			281,525
			__________

Purchase price:
Fair value of shares issued			271,524
Fair value of share options exchanged			21,617
Less: unvested portion of the fair value of share options			(11,492)
Less: excess of fair value of vested share options over the original awards			(124)
			__________
			281,525
			__________

Net cash inflow arising on acquisition
Cash and cash equivalents acquired			66,489
Directly attributable costs ($2.1 m of costs remain in current liabilities)			(8,485)
			__________
			58,004
			__________

6.   Restructuring

The Group commenced a restructuring exercise at the end of June 2009. This restructuring exercise resulted in restructuring costs of $3.5 million being incurred in Q3 2009 with $4.4 million being accrued for as at the period end. Further restructuring costs are anticipated in Q4 2009.